Appendix 3C

Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back
(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin: Appendix 7B.  Amended 13/3/2000, 30/9/2001, 11/01/10

Name of entity	ABN/ARSN
Orbital Corporation Limited	32 009 344 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy-back

2	+Class of shares/units which is the subject of the buy-back (eg, ordinary/preference)	Ordinary

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully Paid

5	Number of shares/units in the +class on issue	49,756,994

6	Whether shareholder/unitholder approval is required for buy-back	No shareholder approval required, under 10/12 limit

7	Reason for buy-back	To purchase Orbital Corporation Limited shares on an opportunistic basis to take advantage of the further upside value the board of directors believe exists in the Company’s shares.
8	Any other information material to a shareholder’s/unitholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	None apart from any information disclosed by Orbital to ASX on or prior to the date of this Appendix 3C

On-market buy-back

9	Name of broker who will act on the company’s behalf	Broker as determined by the Company

10	Deleted 30/9/2001.	Not applicable

11	If the company/trust intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	The maximum number of shares to be bought back will be 4,975,699

12	If the company/trust intends to buy back shares/units within a period of time - that period of time; if the company/trust intends that the buy-back be of unlimited duration - that intention	A 12 month period commencing 27 June 2014

13	If the company/trust intends to buy back shares/units if conditions are met - those conditions	Not applicable

Employee share scheme buy-back

14	Number of shares proposed to be bought back	Not applicable

15	Price to be offered for shares	Not applicable

+ See chapter 19 for defined terms.

11/01/2010

Appendix 3C  Page 1

Appendix 3C

Announcement of buy-back

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	Not applicable

17	Number of shares proposed to be bought back	Not applicable

18	Price to be offered for shares	Not applicable

Equal access scheme

19	Percentage of shares proposed to be bought back	Not applicable

20	Total number of shares proposed to be bought back if all offers are accepted	Not applicable

21	Price to be offered for shares	Not applicable

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	Not applicable

Compliance statement

1.

The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.

The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.

There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:

Date: ...27 June 2014...

Ian Veitch

Company Secretary

+ See chapter 19 for defined terms.

Appendix 3C Page 2

11/01/2010